Exhibit 99.1

Press Release

Eltek Declares a Cash Dividend of $0.19 per Share

Petach-Tikva, Israel, April 8, 2025 Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that its Board of Directors has declared a cash dividend in the amount of US$0.19 per share and approximately US$1.3 million in the aggregate. The dividend is payable on April 29, 2025, in US dollars, to all of the Company’s shareholders of record as of April 22, 2025. The dividend is subject to a withholding tax at the rate of 25%.

“Eltek's Board of Directors has approved a dividend payment that exceeds the Company’s dividend policy, reflecting our deep appreciation for the continued trust and support of our shareholders. This decision underscores our strong financial position and confidence in the Company’s future growth. This special measure aligns with our dedication to delivering long-term value while maintaining a solid financial foundation for future opportunities,” said Yitzhak Nissan, Chairman of the Board Directors of Eltek.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs) and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high-quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of Israel’s continuing war against Hamas and Hezbollah, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023